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                                                      CaminoSoft Corp
                                                      600 Hampshire Road, #105
                                                      Westlake Village, CA 91361
                                                      Tel (805) 370-3100
June 23, 2005                                         Fax (805) 370-3200
                                                      www.caminosoft.com


Craig Wilson
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:   CaminoSoft Corp. File no. 033-064534-LA
            Form 10-KSB/A: For the Year Ended September 30, 2004
            Form 10-QSB/A: For the Quarterly Period Ended December 31, 2004

Dear Mr. Wilson:

      On behalf of CaminoSoft Corp. ("CaminoSoft" or the "Company"), we hereby submit responses to the oral comments set forth in a telephone call with Mr. Thomas Ferraro and Mr. Christopher White of the Securities and Exchange Commission (the "Commission") on June 9, 2005. Our responses based on our understanding of the oral comments are listed below.

Annual Report on Form 10-KSB/A for the Year Ended September 30, 2004

      1. How did the Company consider APB-20, specifically paragraph 36, in determining disclosure requirements associated with the reclassification of financial information contained in the 10-KSB/A.

      Company Response:

      In response to your comment we are concurrently filing an amended 10-KSB/A (Amendment 2) for the fiscal year ended September 30, 2004 covering fiscal years ended September 30, 2004 and 2003, and the relevant interim periods (see footnotes 9 & 10), together with an amended 10-QSB/A (Amendment 2) for the quarterly period ended December 31, 2004, which reflect the reclassification of the debt discount. We have added additional disclosure within the restated amended filings.

      2. We noted that in the 10-KSB/A filing that the audit opinion letter date did not change and there was no reference to the restatement contained in the text of the opinion letter. Refer to AU 530.05 and AU 561.06a.

      Company Response:

         In response to your comment relating to the date and lack of reference to the restatement in the audit opinion letter, the Company has included in the amended 10-KSB/A (Amendment 2) an updated audit opinion letter. It reflects a dual date and refers to the restatement of balance sheet information in the text.

      3. We noted that the management's discussion and analysis was not included in the amended filings. Do we believe the MD&A section should be included due to restatement of the financial statements.

      Company Response:

            In response to the management's discussion and analysis section of the amended annual report filing, there were no changes to the MD&A section of the restated filing.

      4. Item 307, Internal controls and procedures, we noted that the internal controls and procedures did not change due to the restatement of financial information. In light of the restatement how can we rely on the controls and procedures and commit that they are effective?

      Company Response:

            In response to the lack of change to the internal controls and procedures in the amended filings, the Company has amended Item 8A and
      Item 3, Internal controls and procedures with its concurrent filing of the 10-KSB/A (Amendment 2) and 10-QSB/A (Amendment 2) respectively. We have indicated in our revised controls and procedures that they were not effective but have since been remediated.

      5. Did the Company consider filing an 8-K Item 402, non reliance on previously filed financial information. Do we feel this is necessary in light of the restated financial information.

      Company Response:

      In response, the Company is concurrently filing an 8-K, Item 402.

      6. Comment relates to 10-QSB/A the amended quarterly filing for the three month period ended December 31, 2004. You noted we did not file amended notes to the consolidated financial statements as restated. In light of the restatement should we have filed amended notes to the restated financial statements?

      Company Response:

            In response, the Company is concurrently filing an amended 10-QSB/A (Amendment 2), which includes restated notes to the financial statements.

      7. Final comment received via voice message from Christopher White during the week ending June 17, 2005. In relation to Item 307, Internal controls and procedures please address the issue of material weakness in internal controls and how you will address it including time frame to remediate the weakness.

      Company Response:

            In response, the Company is concurrently filing amended 10-KSB/A (Amendment 2) for the years ended September 30, 2004 and 2003, and 10-QSB/A (Amendment 2) for the three month period ended December 31, 2004. The Item 307, Internal controls and procedures has been revised to include disclosure of the material weakness and remediation of the weakness in
      Item 8A for the 10-K and Item 3 for the 10-Q.

All questions and comments regarding the foregoing can be addressed to David Ficksman on (310) 789-1290 or the undersigned on (805) 370-3100.


                                               Kind regards,


                                               Stephen W. Crosson
                                               Chief Financial Officer
                                               CaminoSoft Corp.

cc:  David Ficksman
     Michael Skelton
     Martin Casaus